SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

CHIQUITA BRANDS INTERNATIONAL, INC.
(Name of Subject Company)

CHIQUITA BRANDS INTERNATIONAL, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

170032809
(CUSIP Number of Class of Securities)

James E. Thompson, Esq.
Executive Vice President and Chief Legal Officer
Chiquita Brands International, Inc.
550 South Caldwell Street
Charlotte, North Carolina 28202
(980) 636-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications
on Behalf of the Person(s) Filing Statement)

With copies to:

David J. Friedman, Esq.
Peter C. Krupp, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
(212) 735-3000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 amends and supplements the Schedule 14D-9, originally filed by Chiquita Brands International, Inc., a New Jersey corporation, with the Securities and Exchange Commission on November 4, 2014 (as amended, the “Statement”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Except as otherwise noted below, no changes are being made to the Schedule 14D-9.

Item 2. Identity and Background of Filing Person

(a)	Item 2 of the Statement is amended and supplemented by amending and restating in its entirety the fourth paragraph in the subsection “Tender Offer” on page 2 as follows:

“The Offer, as extended on December 3, 2014 (12:00 midnight, New York City time, on such date being referred to as the “Initial Expiration Time”), was scheduled to expire at 12:00 midnight, New York City time, at the end of the day on Tuesday, December 23, 2014. Pursuant to the Merger Agreement and with the consent of the Company, the Offer was extended and is now set to expire at 12:00 midnight, New York City time, at the end of the day on Monday, January 5, 2015, unless extended further or terminated under the circumstances set forth in the Merger Agreement.”

Item 8. Additional Information

(a)	Item 8 of the Statement is amended and supplemented by adding the following paragraphs to the end of the subsection “Foreign States Antitrust Clearance”:

“On December 18, 2014, the Competition Commission of Switzerland notified the parties that Cutrale-Safra’s proposed acquisition for joint control of Chiquita is authorized in Switzerland, and accordingly all applicable consents and approvals for the Offer required under the applicable antitrust laws in Switzerland have been received. On December 24, 2014, the antitrust authorities of Russia formally notified the parties that Cutrale-Safra’s proposed acquisition for joint control of Chiquita is authorized in Russia, and accordingly, all applicable consents and approvals for the proposed acquisition required under the applicable antitrust laws in Russia have been received. As of December 24, 2014, the parties have received regulatory clearance in the United States of America (under the HSR Act), the European Union, Switzerland, Russia, Turkey and Costa Rica. Certain merger clearances remain pending.

A copy of the press release issued on December 24, 2014 by Cutrale-Safra is filed as Exhibit (a)(16) hereto and is incorporated herein by reference.”

Item 9. Exhibits

(a)	Item 9 is hereby amended by adding the following exhibit to the exhibit index:

Exhibit No.	Description

(a)(16)	Press Release of Cutrale-Safra, dated December 24, 2014 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHIQUITA BRANDS INTERNATIONAL, INC.

	By:	/s/ James E. Thompson
		Name:	James E. Thompson, Esq.
		Title:	Executive Vice President,
General Counsel and Secretary

Dated: December 24, 2014